October 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen AMT-Free Quality Municipal Income Fund
(File Nos. 333-226125; 811-21213)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Nuveen AMT-Free Quality Municipal Income Fund (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-226125) (the “Amendment”) so that the Registration Statement is declared effective on October 26, 2018 after the filing of the Amendment, or as soon as practicable thereafter.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Frank P. Bruno of Sidley Austin LLP at (212) 839-5540 or Jonathan Miller of Sidley Austin LLP at (212) 839-5385.

Very truly yours,
NUVEEN AMT-FREE QUALITY MUNICIPAL INCOME FUND
By:	s/ Mark Winget
Name: Mark Winget
Title: Vice President